UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2026

Scott Oaksmith
Chief Financial Officer
Choice Hotels International, Inc.
915 Meeting Street, Suite 600
North Bethesda, MD 20852

Re: Choice Hotels International, Inc.
Form 10-K for the year ended December 31, 2025
File No. 001-13393

Dear Scott Oaksmith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction